Exhibit 99.2

597, boul. Laurier

Mont-Saint-Hilaire (Québec)

Canada J3H 6C4

Tél. :	(450) 467-5138

1 800 565-3255

Fax :	(450) 464-9979

www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	May 10, 2007

Press release for immediate distribution

AXCAN PHARMA CONTINUES SOLID GROWTH IN FISCAL 2007, WITH

RECORD REVENUE OF $85.3 MILLION IN THE SECOND QUARTER

PYLERA LAUNCHED IN THE US

•	REVENUE OF $85.3 MILLION, A 17.2% INCREASE COMPARED TO THE SECOND QUARTER OF FISCAL 2006

•	DILUTED INCOME PER SHARE OF $0.34, A 100.0 % INCREASE COMPARED TO THE SECOND QUARTER OF FISCAL 2006

•	REVENUE GUIDANCE FOR FISCAL 2007 INCREASED TO $312-$320 MILLION

•	PYLERA LAUNCHED IN THE UNITED STATES

•	REGULATORY FILING FOR ULTRASE TO BE INITIATED BY THE END OF THE FIRST HALF OF CALENDAR 2007, WITH A ZERO-OVERFILL FORMULATION

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today reported financial results for the second quarter of fiscal 2007, ended March 31, 2007 (all amounts are stated in U.S. dollars). Highlights for the quarter include:

•	Revenue of $85.3 million, an increase of 17.2% compared to the second quarter of fiscal 2006

•	Diluted income per share for the second quarter of 2007 amounted to $0.34, compared to diluted income per share of $0.17 a year earlier, a 100.0 % increase

•	Revenue guidance for fiscal 2007 increased to $312-$320 million

•	Launch of PYLERA in the United States

•	Zero-overfill formulation of ULTRASE, which translates into a highly stable formulation with batch-to-batch consistency, to be filed with the FDA by the end of the first half of calendar 2007

"Axcan's financial performance in the second quarter of fiscal 2007 was again outstanding. We have started the fiscal year with very solid financial results, delivering better-than-expected revenue growth for the first two quarters. As we are confident we can maintain this positive momentum throughout the year, we are raising our revenue guidance for 2007," stated Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “We also added momentum to our product pipeline by successfully launching PYLERA in the United States and finalizing the development of ULTRASE, with a zero-overfill formulation, which translates into a highly stable formulation with batch-to-batch consistency. This formulation should allow us to remain a leader in the pancreatic enzyme market once we obtain approval,” he added.

Total revenue for the three-month period ended March 31, 2007, was $85.3 million, compared with $72.8 million for the second quarter of fiscal 2006, an increase of 17.2%.

Based on available information, the Company estimates that wholesaler inventory levels were approximately four to six weeks for the second quarter of fiscal 2007, which negatively impacted revenue by approximately $4.0 million. However, based on its ongoing discussions with different wholesalers, the Company expects average wholesaler inventory levels to be approximately six weeks for fiscal 2007.

Net income for the second quarter of fiscal 2007 was $17.8 million, a 114.5% increase compared with net income of $8.3 million for the corresponding period in fiscal 2006. Diluted income per share for the second quarter of 2007 amounted to $0.34, compared to diluted income per share of $0.17 a year earlier, a 100.0 % increase.

PRODUCT DEVELOPMENT PIPELINE UPDATE

An update on Axcan’s major projects follows:

PYLERA

Axcan launched PYLERA at the beginning of May 2007 in the United States. PYLERA is an innovative 3-in-1 capsule triple therapy for the eradication of Helicobacter pylori, a bacterium recognized as being the main cause of gastric and duodenal ulcers. Each PYLERA capsule contains biskalcitrate potassium (140 mg), metronidazole (125 mg) and tetracycline hydrochloride (125 mg). The U.S. patent on the PYLERA capsule technology extends through December 2018.

ULTRASE-VIOKASE

In April 2004, the U.S. Food and Drug Administration (“FDA”) formally notified manufacturers of pancreatic insufficiency products that these drugs, which include ULTRASE and VIOKASE, must receive approval before April 2008 in order to remain on the market. The FDA published final guidelines aimed at assisting manufacturers of exocrine pancreatic insufficiency drug products in preparing and submitting New Drug Applications (“Guidance for Industry - Exocrine Pancreatic Insufficiency Drug Products - Submitting NDAs”; April 2006).

Axcan is pleased to report that following the completion of the majority of its Chemistry, Manufacturing and Controls work, the Company is able to announce that the ULTRASE formulation to be submitted for approval will be a zero-overfill, highly-stable, pancreatic enzyme replacement therapy used to treat exocrine pancreatic insufficiency as associated with, but not limited to, cystic fibrosis. This formulation has been designed to meet FDA guidelines for pancreatic enzyme replacement products.

Axcan is currently progressing toward the completion of the New Drug Application (“NDA”) for ULTRASE and is planning to initiate regulatory filings aimed at obtaining the approval of an NDA by the end of the first half of calendar 2007. The Company reiterates that it is confident it will meet the deadline for NDA approval by April 2008.

Axcan is also progressing toward the completion of the NDA for VIOKASE, the only branded uncoated pancreatic enzyme formulation available in the United States. The Company is currently implementing a filing strategy to comply with FDA guidelines and timelines.

AGI-010

In September 2006, Axcan signed an exclusive license and co-development agreement with AGI Therapeutics, plc (“AGI”) for AGI-010. AGI-010 is a delayed/controlled release formulation of the Proton Pump Inhibitor (“PPI”) drug omeprazole and is being developed for the treatment of gastro-esophageal reflux disease (“GERD”), and in particular to address the control of nighttime gastric acidity, known as Nocturnal Acid Breakthrough (“NAB”). NAB remains a significant unmet medical need, and is estimated to occur in more than 50% of GERD patients on a PPI therapy. Development of the final formulation for this compound is in progress. Results of formulation optimization are expected to be available in the first half of calendar 2007, and, assuming the results are favourable, AGI and Axcan intend to initiate discussions with the FDA to evaluate the most appropriate development and filing strategy.

NCX-1000

Axcan and its partner, NicOx S.A., have been co-developing NCX-1000, a patented, nitric oxide-donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of some chronic, advanced liver diseases. A preliminary analysis of 11 patients in a "proof-of-concept", phase IIa randomized, double-blind, dose-escalating study, in which patients received either escalating doses of NCX-1000 or a placebo, confirmed the safety profile of NCX-1000 but did not demonstrate the efficacy required to support the continuation of this clinical trial. As a consequence, Axcan and NicOx have agreed not to further pursue the development of NCX-1000 and to terminate the clinical trial. The two companies will now proceed with full data analysis and results will be disclosed at a later date. Axcan and NicOx are actively evaluating opportunities for further collaborative development projects involving NicOx's technology, and Axcan is currently evaluating another NicOx molecule to be developed in the field of gastroenterology.

URSODIOL DISULFATE

Axcan is developing ursodiol disulfate in the prevention of the recurrence of colorectal adenomateous polyps. A single, ascending-dose Phase I clinical study was completed in early 2006, as well as a multiple, ascending-dose Phase I study completed in September 2006, to evaluate the safety, tolerability and preliminary pharmacokinetics of ursodiol disulfate. Both studies confirmed the safety and tolerability of this compound. Results of the pharmacokinetics part of the studies are currently being analyzed.

NMK 150

Axcan is developing NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis, which represents an unmet medical need. A dose-ranging, animal study assessing the toxicity of NMK 150, which paid special attention to duodenal irritation, was completed and confirmed the safety profile of this compound. A Phase I, ascending, multiple-dose clinical study was also completed and confirmed the safety and tolerability of this compound alone and in combination with a PPI. Results of the pharmacodynamics part of the studies are currently being analyzed.

GUIDANCE FOR 2007

Axcan forecasts its revenue for the fiscal year ending September 30, 2007, to be in the range of $312 to $320 million, which represents growth of approximately 7% to 10% relative to fiscal 2006. Following the first quarter of fiscal 2007, Axcan announced updated guidance to be in the range of $307 to $312 million for fiscal 2007. During the first two quarters, the Company realized stronger than expected revenue as the Company’s products for which prescription data is available showed more positive overall prescription trends than anticipated, which should result in higher annual sales than initially budgeted. In addition, solid revenue in Europe and the continued delayed impact of generic ursodiol in Canada contributed to the increase in revenue. However, the Company does not expect further growth in fiscal 2007 to match the quarter over quarter growth rates in the first two quarters. As generic ursodiol is now listed on all the Canadian provincial formularies, we are beginning to see a negative impact on sales of this product. Revised guidance includes the effects of generic erosion on the ursodiol franchise in Canada, as well as the ongoing effects of budgetary initiatives implemented by the French government during fiscal 2006 on the Company’s products LACTEOL and TAGAMET.

Revenue forecasts are based upon a number of variables and assumptions, including prescription and business trends as well as the impact on patient assistance programs in response to the new Medicare Part D program. Furthermore, the Company’s revenue guidance does not include the impact of future business development activities, including any future acquisitions, in-licensing or distribution agreements.

Axcan’s operating expenses are largely project-based and will impact future quarters based on certain planned events. These operating expenses include the launch of new products, the impact of an ongoing concerted effort in the area of business development, and the further advancing of the Company’s research and development pipeline.

At the beginning of fiscal 2007, the Company anticipated research and development expenses to fall within the range of approximately 9% to 12% of total revenue as, in addition to advancing its current portfolio, the Company plans to continue to implement lifecycle management programs, in order to extend and defend its base portfolio. This projection also included costs associated with the filing of the New Drug Applications (NDAs) for the Company’s two pancreatic enzyme products. The Company currently believes these expenses will be at the lower end of the given range.

The Company also expected 2007 selling and administrative expenses to be approximately 32% to 34% of total revenue, including costs associated with launch of PYLERA, which occurred on May 7, 2007, and ongoing costs associated with Sarbanes-Oxley compliance. The Company also believes expenses will fall at the lower end of the range for this expense category.

Although the Company believes that the expectations reflected in this guidance are reasonable, these statements consist of projections, based upon a number of variables and assumptions, all of which are subject to uncertainties and risks. Material assumptions include, but are not limited to: wholesaler inventory levels in fiscal 2007 being approximately six weeks; the absence of any changes to U.S. GAAP applicable to revenue recognition; foreign currency rates remaining stable throughout the year; the absence of any material change in reimbursement amounts and policies related to the Company’s products in all markets; the absence of any material change in the regulatory status of the Company's current products and the absence of additional competitive products and generic entries.

Additional information on assumptions and risk factors that could cause actual results to differ may be found in the Management's Discussion and Analysis ("MD&A"), accessible on the Company’s website (www.axcan.com), as well as in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators. The Company intends to update or revise guidance annually or as otherwise dictated by a change in a material assumption or factor underlying its guidance.

INTERIM FINANCIAL REPORT

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three-month period ended March 31, 2007. For a copy of our full financial results for the second quarter, including the Management’s Discussion and Analysis and Interim Financial Statements, please visit our website at www.axcan.com.

CONFERENCE CALL

Axcan will host a conference call at 8:30 A.M. ET, on May 11, 2007. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (800) 595-8550 (Canada and United States) or (416) 644-3427 (international). A replay of the call will be available until May 18, 2007. The telephone numbers to access the replay of the call are (877) 289-8525 or (416) 640-1917, passcode 21228653#.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

Caution regarding guidance and Forward-Looking Information and “Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company's guidance for fiscal 2007 in respect of revenues, research and development expenses as well as selling and administrative expenses and are generally identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

The names CANASA, CARAFATE, DELURSAN, LACTEOL, PANZYTRAT, PYLERA, SALOFALK, ULTRASE, URSO, URSO DS, URSO 250, URSO FORTE and VIOKASE appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share related data)

	March 31,	September 30,
	2007	2006
	(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	206,481	55,830
Short-term investments, available for sale	18,349	117,151
Accounts receivable, net	46,223	30,939
Income taxes receivable	6,673	8,987
Inventories	29,696	37,349
Prepaid expenses and deposits	3,388	3,699
Deferred income taxes	11,840	8,423
Total current assets	322,650	262,378

Property, plant and equipment, net	29,605	28,817
Intangible assets, net	370,474	375,680
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	925	1,475
Deferred income taxes	3,994	-
Total assets	755,115	695,817

Liabilities

Current liabilities
Accounts payable and accrued liabilities	64,920	60,733
Income taxes payable	9,477	2,099
Instalments on long-term debt	588	681
Deferred income taxes	1,459	1,104
Total current liabilities	76,444	64,617

Long-term debt	125,349	125,565
Deferred income taxes	39,606	38,211
Total liabilities	241,399	228,393

Shareholders’ Equity

Capital stock
Preferred shares, without par value; unlimited shares authorized: no shares issued	-	-
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	-	-
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	-	-
Common shares, without par value; unlimited shares authorized: 46,015,945 issued and outstanding as at March 31, 2007 and 45,800,581 as at September 30, 2006	265,101	262,786
Retained earnings	213,225	177,906
Additional paid-in capital	7,300	4,967
Accumulated other comprehensive income	28,090	21,765
Total shareholders’ equity	513,716	467,424
Total liabilities and shareholders’ equity	755,115	695,817

These condensed financial statements should be read in conjunction with the annual Consolidated Financial Statements.

CONSOLIDATED OPERATIONS

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	$	$	$	$
Revenue	85,320	72,770	164,139	143,409

Cost of goods sold (a)	21,403	18,466	40,617	36,695
Selling and administrative expenses (a)	24,890	22,888	47,035	46,530
Research and development expenses (a)	7,638	7,288	13,849	16,182
Depreciation and amortization	5,504	5,649	10,906	11,283
Partial write-down of intangible assets	-	5,800	-	5,800
	59,435	60,091	112,407	116,490

Operating income	25,885	12,679	51,732	26,919

Financial expenses	1,731	1,737	3,514	3,495
Interest income	(2,576)	(971)	(4,644)	(1,757)
Loss (Gain) on foreign currency	392	(335)	282	(545)
	(453)	431	(848)	1,193

Income before income taxes	26,338	12,248	52,580	25,726
Income taxes	8,520	3,926	17,261	8,159
Net income	17,818	8,322	35,319	17,567

Income per common share
Basic	0.39	0.18	0.77	0.38
Diluted	0.34	0.17	0.68	0.36

Weighted average number of common shares
Basic	45,972,131	45,712,790	45,909,282	45,711,291
Diluted	55,438,687	55,215,847	55,318,694	55,140,379
(a) Exclusive of depreciation and amortization

These condensed financial statements should be read in conjunction with the annual Consolidated Financial Statements.

KEY PRODUCT INFORMATION

	Q2 2007		Fiscal 2007 to date		Prescriptions Increase[1]
	Sales (US$ M)	Sales Increase (%)	Sales (US$ M)	Sales increase (%)	Q2 2007 (%)	Fiscal 2007 to date (%)
NORTH AMERICA
CANASA	14.7	48.0	27.2	24.0	4.0	4.0
SALOFALK	4.1	0.6	9.6	15.1	7.9	8.1
ULTRASE	12.4	4.6	22.4	18.3	9.0	4.6
URSO 250 / FORTE / DS	20.5	55.1	38.0	28.6	3.0[2]	3.0[2]
CARAFATE	12.3	9.0	22.1	13.5	7.0	8.0

EUROPE
LACTEOL	4.4	(23.2)	8.9	(17.6)	n/a	n/a
PANZYTRAT	3.5	33.4	8.2	29.7	n/a	n/a
DELURSAN	4.1	24.3	8.0	19.2	n/a	n/a

1Compared with the same period a year earlier

2 Based on IMS Prescription Data for products sold in the United States

PRODUCTS IN NORTH AMERICA

CANASA

CANASA sales for the quarter represented significant growth compared to the same period in 2006, as they increased 48% to $14.7 million. However, the dollar growth for this product does not reflect prescription growth, due to wholesaler ordering patterns experienced during both the second quarter of fiscal 2007 and the second quarter of fiscal 2006. Additionally, during the current quarter, the Company filled outstanding orders for CANASA 1000 mg, which were not shipped in the prior quarter due to lack of available finished goods inventory.

For the second quarter of fiscal 2007 and year to date, overall total CANASA prescriptions were up 4.0% compared to the comparable period in the prior year. However, in 2006, although CANASA 500 mg had already been taken off the market, this dosage form was still prescribed. An analysis of trends for CANASA 1000 mg alone shows that prescriptions were up 14% for the quarter and 21% for the year to date, compared to the same periods in the prior year. Considering that the prescription size in units dispensed of CANASA 1000 mg suppositories is similar to CANASA 500 mg, and taking into consideration the price differential between the 1000-mg and a 500-mg dosage forms, the Company can confirm it is experiencing much higher dollar growth than prescription growth. Furthermore, as Axcan transitions to new eligibility rules in its patient assistance programs, the

Company is realizing revenues from prescriptions that were provided free of charge, or at a reduced cost in prior periods.

ULTRASE

For the second quarter of fiscal 2007, the increase in ULTRASE sales was slightly lower than prescription growth would indicate, but still represented a rate of 5.0% over sales for the same period in the prior year. Wholesaler buying patterns during the current and prior year account for the majority of the difference. Additionally, the price of ULTRASE was increased during the current quarter.

For the year to date, sales have increased significantly over the same period in the prior year due to a number of factors, such as prescription growth experienced due to promotional efforts of the Axcan U.S. sales force, and timing of wholesaler orders and shipments. Changes in the Axcan patient assistance programs have not had a significant impact on ULTRASE sales, as the Company continues to leverage its Care First and Comprehensive Care for CF Patients programs, for which no changes in the eligibility requirements have been made.

URSO 250/URSO FORTE

Ursodiol sales for the second quarter of fiscal 2007 were up significantly compared to the same period in 2006. However, the dollar growth does not reflect the prescription growth for this product, due to wholesaler ordering patterns experienced during the second quarter of fiscal 2007 and the comparable quarter for fiscal 2006.

For the second quarter of fiscal 2007, and year to date, overall ursodiol prescriptions were up 3.0%. URSO FORTE, a 500-mg dosage form of ursodiol launched in fiscal 2005, continues to contribute to overall prescription growth. Total prescription growth, when adjusted for dosage strength effect for the difference between 250-mg dosage, and 500-mg dosage prescriptions, showed an 8.0% increase during the second quarter, and the year. Furthermore, as Axcan transitions to new eligibility rules in its patient assistance programs, the Company is realizing revenues from prescriptions that were provided free of charge, or at a reduced cost in prior periods. The company has also seen an increase in the prescription size that contributed to dollar sales during the second quarter of fiscal 2007 and year to date.

CARAFATE

CARAFATE sales for the quarter and year increased in line with prescription growth. The Company continues to see growth in the CARAFATE franchise, mostly due to the promotional efforts in fiscal 2006 on CARAFATE oral suspension, which created prescription growth and increased the size of the prescription size dispensed.

PRODUCTS IN EUROPE

LACTEOL

For the second quarter, sales of LACTEOL in Europe and elsewhere in the world declined 23.2%, compared to the same period in fiscal 2006. In local currency, LACTEOL sales declined 30.4%, compared to the same period in fiscal 2006. Sales of this product are stable as compared to the first quarter of fiscal 2007. As previously disclosed, the Company believes that the sales impact caused by the delisting from French government formularies on March 1, 2006, has stabilized.

PANZYTRAT

For the second quarter, sales of PANZYTRAT expressed in U.S. dollars increased 33.4% compared to the same period in 2006.

In local currency, PANZYTRAT sales increased 21.4%, compared to the same period in fiscal 2006. This increase is, amongst other reasons, due to the signing of new distribution agreements for certain export markets.

DELURSAN

For the second quarter, sales of DELURSAN expressed in U.S. dollars increased 24.3% compared to the same period in 2006.

In local currency, DELURSAN sales increased 12.9%, compared to the same period in fiscal 2006. This is mainly due to the Company’s decision to increase and refocus its commercial activities on gastroenterologists in France.